04024399

ADITYA BIRLA GROUP

RECEIVED
2004 APR 19 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref:AM:101-104:2004 82-3428 Date:12th April, 2004.

Securities and Exchange Commission Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.
TELE: 001-2029422990/2800

SUPPL

Attn:-International Corporate Finance

Dear Sir,

Sub: Consideration of Audited Accounts.

We have pleasure in informing you that a Meeting of the Board of Directors of the Company will be held on **Monday, the 26th April, 2004,** in Mumbai, for consideration inter-alia: -

g) The Audited Accounts of the Company for the year ended 31st March, 2004 and
h) For the recommendation of Dividend for the Financial Year 2003-2004.

This is for your kind information.

Thanking you,

PROCESSED
APR 20 2004
THOMSON FINANCIAL

Yours faithfully,
For **Hindalco Industries Limited.**

ANIL MALIK
Company Secretary

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